UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On 19 July, 2019, Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM) announced that further to the announcement dated 8 July 2019, further to discussions with the Nasdaq Stock Market (“Nasdaq”), the Company received notice that the Nasdaq Hearings Panel (the “Panel”) has granted the Company’s request for an extension to continue the listing of the Company’s ADSs on Nasdaq. The extension is conditional upon the proposed acquisition of the Company’s entire issued share capital by Essa Pharma Inc. (NASDAQ: EPIX; TSX-V: EPI) (the “Acquisition”) being completed on or before 31 July 2019. The Company has been informed that if the Acquisition is not completed on or before 31 July 2019, the Panel will issue a delisting notification and suspend trading of the Company’s ADSs.

In respect of the Acquisition, following the hearing at the High Court of Justice in England and Wales (the “Court”) on 8 July 2019 at which the Company sought the Court’s sanction of the proposed scheme of arrangement under Part 26 of the Companies Act 2006 pursuant to which the Acquisition is to be implemented, the Company continues to await the Court’s judgment. The Company will release an announcement as soon as reasonably practicable following receipt of the Court’s judgment and will provide an updated timetable of principal events, as applicable.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibit

99.1	Press Release, dated July 19, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

July 19, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer